UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2014, announcing STMicroelectronics’ appointment of Jean-Marc Chery as Chief Operating Officer.

PR No.: C2752C

STMicroelectronics Appoints Jean-Marc Chery
as Chief Operating Officer

Geneva, April 28th, 2014 – STMicroelectronics (NYSE: STM) announced today the appointment of Jean-Marc Chery as Chief Operating Officer. Chery currently serves as Executive Vice President and General Manager, Embedded Processing Solutions (EPS).  He will continue to report to Carlo Bozotti, ST’s President and Chief Executive Officer.

In this new role, Chery will continue to hold overall responsibility for EPS as well as for central manufacturing operations at ST, which include Packaging and Test Manufacturing. He will also continue in his role of Vice Chairman of ST’s Corporate Strategic Committee.

“Jean-Marc has done an outstanding job serving ST over the past years and is uniquely qualified for this leadership opportunity” said Carlo Bozotti, President and Chief Executive Officer, STMicroelectronics. “Both ST and our customers will benefit from his vision, expertise and relentless drive to lead the EPS teams to reach their ambitious business goals”.

Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning. In 2005, Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012).

Chery chairs the Board of STS, ST’s manufacturing joint venture in China, and holds board memberships at the European microelectronics R&D programs CATRENE and AENEAS.

Jean-Marc Chery was born in Orleans, France, in 1960, and graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics
INVESTOR RELATIONS:	MEDIA RELATIONS:
Tait Sorensen	Nelly Dimey
Group VP, Investor Relations	Director, Corporate Media and Public Relations
Tel: +1 602 485 2064	Tel: + 33 1 58 07 77 85
tait.sorensen@st.com	nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 29, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services